CAMINOSOFT CORP.
                          600 Hampshire Road, Suite 105
                       Westlake Village, California 91361

                                February 14, 2005




VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:      CaminoSoft Corp.
         Amendment No. 1 to the Registration Statements on Form SB-2 Filed February 11, 2005 Registration No. 333-122632

Ms. Jacobs:

         By this letter, CaminoSoft Corp., a California corporation, (the "Company") hereby confirms that it was advised on Friday, February 11, 2005 that it was selected for a review of its financial statements and that it may shortly receive comments to such financial statements which, may result in an amendment to such financial statements.

         The Company further confirms that it requested the acceleration of the effectiveness of Amendment No. 1 to the Registration Statements on Form SB-2, filed February 11, 2005 Registration No. 333-122632 on Friday, February 11, 2005.
..


                                                     Very truly yours,


                                                     /s/ Stephen Crosson
                                                     -------------------
                                                     Stephen Crosson,
                                                     Chief Financial Officer



cc:      Sara Kalin (by facsimile) (202) 942-2926
         David L. Ficksman